Rodedawg International Industries, Inc.

30 N. Gould Street, Suite N

Sheridan, WY 82801

October 26, 2022

Rucha Pandit, Esq.

Staff Attorney

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Rodedawg International Industries, Inc. Form 1-A Filed October 11, 2022 File No. 024-12021

Dear Ms. Pandit,

On behalf of Rodedawg International Industries, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 4:00 pm, Eastern Time, on Friday, October 28, 2022, or as soon thereafter as is practicable.

At least one state is prepared to qualify the Company’s Form 1-A.

Sincerely,

/s/ Chris Swartz

Chris Swartz

Chief Executive Officer

Rodedawg International Industries, Inc.